FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.G.

For 23 May, 2002

GlaxoSmithKline plc
(Name of registrant)

GLAXOSMITHKLINE, 980 GREAT WEST ROAD,
BRENTFORD, MIDDLESEX TW8 9GS
(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ____ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ___

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

22 May 2002	Abacus (GW) Trustees Limited, as trustee of The Glaxo Wellcome Employee Trust ("the Trust"), transferred 10,418 Ordinary Shares in the Company to participants of the Glaxo Wellcome 1999 Share Option Plan.

The Company was advised of this transaction on 23 May 2002.

The Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline Services Unlimited (formerly Glaxo Wellcome plc) and its subsidiaries are potential beneficiaries. One of the Company's directors, John Coombe is therefore interested in the shares held in the Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline Services Unlimited and its subsidiaries.

S M Bicknell
Company Secretary

23 May 2002

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS

Tel. +44 (0)20 8047 5000
www.gsk.com

23 May 2002

GlaxoSmithKline PLC

GSK Share Re–Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 20 May 2002, it purchased for cancellation 600,000 of its ordinary shares on 23 May 2002 at a price of 1620.93p per share.

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

GlaxoSmithKline

GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
Tel. +44 (0)20 8047 5000
www.gsk.com

Federal District Court Rules in Augmentin Patent Trial

GSK to Appeal Ruling

LONDON, May 23, 2002 -- GlaxoSmithKline (GSK) today announced that a federal judge in the United States Federal District Court for the Eastern District of Virginia has ruled in favour of Geneva Pharmaceuticals, Teva Pharmaceuticals and Ranbaxy, declaring that three of GSK's US patents for its antibiotic Augmentin are invalid. These three patents expire in June, July and December of 2002.

GSK continues to believe its patents covering Augmentin are valid. The Company is appealing both this ruling and previous rulings from the same court on Augmentin patents expiring in 2017 and 2018 to the Court of Appeals for the Federal Circuit in Washington, D.C. A decision is expected within 12 to 18 months from the start of the appeal.

GSK is unable to assess the likelihood or timing of a generic version of Augmentin entering the US market. If a generic version of Augmentin were to be launched prior to the outcome of the appeal and GSK is successful in its appeal, GSK would seek to recover damages for its lost profits.

In the absence of generic competition to Augmentin in the US, GSK's earnings guidance is as previously stated: GSK expects business performance to deliver earnings per share growth in the mid-teens in 2002 and low-teens or better in 2003. If generic competition were to occur prior to the resolution of the appeal, it may have a material impact on the Company's earnings guidance for 2002 and 2003. If a generic Augmentin product were to be launched as early as July 2002, the result would be a revised EPS growth forecast of around 10% in 2002 and high single digits in 2003.

GSK remains committed to its Augmentin range of products, including the promotion of Augmentin ES, which the company launched last year for the treatment of antibiotic resistant ear infections in children. Augmentin ES now represents over 35% of Augmentin's total paediatric sales. Additionally, GSK has filed an extra strength adult version, Augmentin XR, with the FDA and is hopeful of a US launch by the end of 2002.

JP Garnier, Chief Executive Officer commented: "We are clearly disappointed with the court's decision. We have provided this additional EPS guidance in order to be clear on the impact should a generic

Registered in England & Wales
No. 3888792

Registered office
980 Great West Road
Brentford, Middlesex. TW8 9GS

gsk.0262a

Augmentin be launched before the appeal, although I should emphasise that there is still no certainty whether this will ultimately occur."

"Regardless of the potential impact of this decision, I want to stress that we remain focussed on achieving the key goals that will deliver long-term growth for GSK. These are to maximise the revenues from our key therapy areas, continuously pursue opportunities for cost savings and efficiencies throughout the business and build the best pipeline of new and important products in the industry. Looking forward we expect to launch up to 11 new products during 2002-3. Beyond 2003, we expect our significant early stage pipeline will start to deliver new products for GSK and we expect to file at least 13 major products in the period 2003-5."

JP Garnier will host a teleconference to discuss the impact of the court decision on **Friday 24th May at 15.00 BST / 10:00 a.m. EDT.** To access this call, please telephone +44 (0)208 781 0597, quoting password GSK. To call from the US, please telephone 1 888 806 9460, quoting password GSK. A recording of the teleconference will be available shortly after the call. To access this call, please dial +44 (0)208 288 4459, passcode 616952. To access the recording from the US, please call 1 800 495 0250, passcode 616952.

Earnings forecasts continue to assume GSK successfully defends its intellectual property surrounding Paxil in the US. Business performance earnings per share growth is at constant exchange rates and excludes merger items, integration and restructuring costs and disposals of subsidiaries.

Enquiries:

UK Media enquiries:	Martin Sutton	(020) 8047 5502
	Alan Chandler	(020) 8047 5502
US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Patty Seif	(215) 751 7709
European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8047 5540
	Anita Kidgell	(020) 8047 5542
	Philip Thomson	(020) 8047 5543
US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

Notes

Up to 11 products expected to be launched in 2002-3:

Vardenafil for erectile function

Avandamet for diabetes (Avandia + metformin)

Wellbutrin XL for depression

Augmentin XR for adult infections

Ariflo for COPD

Avolve for BPH

Bexxar for non-Hodgkin's lymphoma

Infanrix penta – paediatric vaccine (USA)

Lotronex for irritable bowel syndrome

Natrecor for congestive heart failure (Europe)

908 for HIV

At least 13 products expected to be filed in 2003-5:

Alvimopan for post-operative ileus

Avandia + sulphonylurea for diabetes

Ibandronate for osteoporosis (oral monthly and quarterly iv dosing)

Talnetant for urinary incontinence, schizophrenia and other indications

Vilazodone for depression

GW572016 for solid tumours

Carabersat for migraine prophylaxis

GW353162 for depression

S-1360 for HIV

4 new vaccines: MMRV; New Influenza; Meningitis A/C; Strep. pneumoniae

Cautionary statement regarding forward-looking statements

Forward-looking statements involve inherent risk factors and uncertainties. The Group cautions investors that a number of important factors including those in this document could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those discussed under 'Risk Factors' in the Operating and Financial Review and Prospects in the Group's Annual Report on Form 20-F for 2001 filed with the US Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: 23 May, 2002

By:

VICTORIA LLEWELLYN
Authorised Signatory for and on behalf of GlaxoSmithKline plc